UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

COMCAST CORPORATION

(Mark one):

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        For the fiscal year ended December 31, 2013.

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        For the transition period from             to

Commission file number 001-32871

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMCAST SPECTACOR 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Comcast Corporation

One Comcast Center

Philadelphia, PA 19103-2838

COMCAST SPECTACOR 401(k) PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of

Comcast Spectacor 401(k) Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Comcast Spectacor 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2013 and (2) delinquent participant contributions for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 26, 2014

COMCAST SPECTACOR 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2013 AND 2012

	December 31,
	2013	2012
ASSETS
Participant-directed investments, at fair value	$93,262,686	$77,487,054

Receivables:
Notes receivable from participants	2,517,719	2,108,873
Contributions receivable from participants	117,092	79,657
Contributions receivable from employer	73,783	50,497

Total receivables	2,708,594	2,239,027

NET ASSETS AVAILABLE FOR BENEFITS	$95,971,280	$79,726,081

See accompanying notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2013

Year Ended December 31, 2013
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$13,503,573
Dividends	2,497,985

Net investment income	16,001,558

Contributions:
Participant	6,231,175
Employer	4,056,578
Rollover	133,775

Total contributions	10,421,528

Interest income on notes receivable from participants	119,335

Total additions	26,542,421

DEDUCTIONS:
Benefits paid to participants	5,681,032
Administrative expenses	25,654

Total deductions	5,706,686

Increase in net assets before transfers	20,835,735

Transfer out of Philadelphia 76ers, L.P.	4,590,536

Increase in net assets	16,245,199

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	79,726,081

End of year	$95,971,280

See accompanying notes to financial statements.

COMCAST SPECTACOR 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013 AND 2012, YEAR ENDED DECEMBER 31, 2013

1.                       PLAN DESCRIPTION

General

The following description of the Comcast Spectacor 401(k) Plan (the “Plan”) provides only general information. Plan participants should refer to the Plan document for a complete description of the Plan’s provisions.

The effective date of the Plan is January 1, 1992. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers “eligible employees,” who have completed the requisite hours of service, as defined in the Plan document, and have attained age 21. The following entities participate in the Plan, referred to collectively as “the Company”:

•                  Comcast Spectacor, L.P. (Plan Sponsor or Plan Administrator)

•                  Spectrum Arena Limited Partnership

•                  Philadelphia Flyers, L.P.

•                  Comcast-Spectacor Foundation

•                  Flyers Skate Zone, L.P.

•                  Global Spectrum, L.P.

•                  Spectacor, LLC

•                  Patron Solutions, L.P.

•                  FPS Rinks, L.P.

•                  Pilots II, Inc.

•                  Ed Snider Youth Hockey Foundation

•                  Front Row Marketing Services, L.P.

•                  Paciolan, Inc.

In connection with the termination of the service agreement between Philadelphia 76ers, L.P. and Comcast Spectacor, L.P., effective with the close of business on June 30, 2013, Philadelphia 76ers, L.P. ceased being a participating employer in the Plan. In 2013, $4.6 million in assets related to eligible Philadelphia 76ers L.P. employees were transferred out of the Plan to an unrelated tax-qualified plan.

Each participant may make a pretax contribution deferring not less than 1% or more than 100% of eligible compensation (as defined in the Plan document), subject to applicable Internal Revenue Service (“IRS”) limitations. Effective January 1, 2012, a Roth contribution feature was added to the Plan.

Effective January 1, 2005, the Company matching contribution formula provides a safe-harbor matching contribution on behalf of each participant who has made salary deferrals in the Plan year. This contribution is equal to 100% of the first 4% and 50% of the next 2% of the participant’s annual salary deferral contributions. The safe-harbor matching contribution shall be determined on an annual basis and shall be adjusted to the extent necessary after the end of each Plan year.

The Plan also provides for discretionary profit sharing contributions. There were no such contributions for the 2013 Plan year.

Each participant’s account is credited with the participant’s elective deferral contribution, an allocation of the Company’s contribution, if any, and Plan earnings, net of expenses. Allocations of Company matching contributions are based on participant elective deferrals to the Plan. Allocations of profit sharing contributions are in proportion to total compensation. Upon enrollment, or as requested from the Plan Administrator, participants can receive a description of each investment fund in the Plan Enrollment Guide.

Each participant has at all times a 100% non-forfeitable interest in the participant’s contributions and earnings attributable thereto. Company matching contributions for Plan years beginning on or after January 1, 2005 are fully and immediately vested. Company matching contributions for Plan years prior to January 1, 2005 vest according to years of service.

Each participant has the right, in accordance with the provisions of the Plan, to direct the investment by the Trustee of the Plan of all amounts allocated to the separate accounts of the participant under the Plan among any one or more of the investment fund options. Comcast Spectacor, L.P., in its sole discretion may from time to time designate additional investment fund options of the same or different types or modify, cease to offer or eliminate any existing investment fund options.

Any participant who has a separation from service for any reason shall be entitled to receive his/her vested account balance. Upon death, disability or retirement as defined by the Plan, while an employee, a participant’s account becomes fully vested in all Company contributions. All benefits under the Plan are paid as lump-sum distributions. In-kind distributions are not provided for under the Plan.

Amounts contributed by the Company which are forfeited by participants as a result of the participants’ separation from service prior to becoming 100% vested may be used to pay Plan expenses including legal, consulting, education materials, etc. and/or to reduce the Company’s required contributions. Pending application of the forfeitures, the Company may direct the Trustee to hold the forfeitures in cash or under investment in a suspense account. There were no forfeitures applied to reduce Plan administrative expenses for the year ended December 31, 2013. Outstanding forfeitures not yet applied as of December 31, 2013 and 2012 were $32,141 and $20,625, respectively.

Trustee

The Trustee of the Plan is ING National Trust (the “Trustee”). The Record-keeper for the Plan is ING Institutional Plan Services, LLC. Generally, all costs associated with administering the Plan are paid by the Plan Administrator.

2.                       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Presentation

The financial statements of the Plan are presented using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The value of the Comcast Stock Fund, which includes shares of Comcast Corporation Class A common stock (CMCSA) and a mutual fund account, is based on the fair market value of the stock held in the fund as well as the market value of the mutual fund on the last trading day of the Plan year. The stable value fund is stated at contract value as described below.

Investment contracts, such as those included in the ING Stable Value Fund, are reported at contract value as provided by the contract issuer. Contract value is the relevant measure of fully benefit-responsive investment contracts since that is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The adjustment of fully benefit-responsive investment contracts from fair value to contract value is not material and is excluded from the Statement of Net Assets Available for Benefits.

Net unrealized appreciation or depreciation in the financial statements reflects changes in fair value of investments held at year end, while net realized gains and losses associated with the disposition of investments are recorded as of the trade date and calculated based on fair value as of such date. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Benefits are recorded when paid.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.                       INVESTMENTS

The fair market value of investments, held by the Plan, representing 5% or more of the Plan’s assets are identified below.

	December 31,
	2013	2012
Comcast Stock Fund	$10,500,311	$7,443,435
Mutual Funds:
EuroPacific Growth Fund—F Share	5,453,676	4,755,799
Washington Mutual Investors Fund—F Share	9,159,002	7,995,718
Baron Growth Fund	6,868,882	5,082,015
Janus Balanced Fund	7,086,107	6,061,368
Wells Fargo Advantage Government Securities Fund	6,437,179	6,191,874
Oppenheimer Developing Markets Fund	7,491,312	7,042,185
Main Stay Large Cap Growth Fund — R2	12,435,110	9,915,346

During 2013, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

Comcast Stock Fund	$2,978,565
Mutual Funds:
International Stock Fund	483,313
Balanced Funds	10,857,000
Bond Fund	(821,625)
Stable Value Fund	6,320

Net appreciation in fair value of investments	$13,503,573

As described in Note 2, included in the ING Stable Value Fund are fully benefit-responsive investment contracts, which are carried at contract value. Purchases and redemption of shares may only be effected with the investee fund at contract value. As a result, the Trustee considers contract value to be fair value.

4.                      FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are described below:

Level 1                 Consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market.

Level 2                 Consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly and include:

•                       Quoted prices for similar assets or liabilities in active markets;

•                      Quoted prices for identical or similar assets or liabilities in markets that are not active;

•                       Pricing models whose inputs are observable for substantially the full term of the financial instrument; and

•                       Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the financial instrument.

Level 3                 Consists of financial instruments whose values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are as follows:

Mutual funds and stable value fund: Valued at the net asset value of shares held by the Plan at year end.

Common stock fund: Valued at the market value of the CMCSA stock and the cost plus accrued interest of certain short-term investments, which approximates their fair value, at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2013 and 2012.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2013 and 2012 there were no transfers between levels.

The table below sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$63,156,484			$63,156,484
International Stock Fund	7,678,181			7,678,181
Bond Fund	11,289,546			11,289,546
Comcast Stock Fund		$10,500,311		10,500,311
Stable Value Fund		638,164		638,164

Total investments at fair value	$82,124,211	$11,138,475	$	$93,262,686

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$51,488,046			$51,488,046
International Stock Fund	7,042,185			7,042,185
Bond Fund	11,134,027			11,134,027
Comcast Stock Fund		$7,443,435		7,443,435
Stable Value Fund		379,361		379,361

Total investments at fair value	$69,664,258	$7,822,796	$	$77,487,054

5.             NOTES RECEIVABLE FROM PARTICIPANTS

A participant may borrow from his/her Plan account subject to the approval of the Plan Administrator in accordance with applicable regulations issued by the IRS and the Department of Labor (“DOL”). In general, a participant may borrow a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant’s nonforfeitable accrued benefit on the valuation date (as defined by the Plan) last preceding the date on which the loan request is processed by the Plan Administrator. The maximum term of a loan made pursuant to the Plan is five years (loans with terms of greater than five years are permissible for the purchase of a primary residence or may exist under the Plan as a result of rollovers from merged plans).

Interest accrues at the rate of prime plus 2% as of the month the loan application is approved. Principal and interest are paid through payroll deductions or participant initiated payments. Interest rates ranged from 4.25% to 9.75% as of December 31, 2013. Maturities on outstanding loans ranged from 2014 to 2043 as of December 31, 2013. Loan transactions are treated as a transfer between the investment fund and notes receivable from participants.

A loan is considered to be in default if payment is not received by the end of the calendar quarter following the calendar quarter in which the missed payment was due. Defaulted loans are treated as distributions for tax purposes and become taxable income to the participant in the year in which the default occurs.

6.                       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2013 and the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2013 is as follows:

December 31, 2013
Net assets available for benefits per the financial statements	$95,971,280
Adjustment from accrual basis to cash basis for participant and employer contributions receivable	(170,547)
Accrued interest on notes receivable from participants	(3,749)

Total net assets per the Form 5500	$95,796,984

Year Ended
December 31, 2013
Increase in net assets available for benefits per the financial statements	$16,245,199
Adjustment from accrual basis to cash basis for participant and employer contributions receivable	(170,547)
Accrued interest on notes receivable from participants	(3,749)

Net income per Form 5500	$16,070,903

7.                       ADMINISTRATION OF THE PLAN

Comcast Spectacor, L.P., as Plan Administrator, has the authority to control and manage the operation and administration of the Plan and may delegate all or a portion of the responsibilities of controlling and managing the operation and administration of the Plan to one or more persons.

8.                       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by ING National Trust, the Trustee and a party-in-interest to the Plan.  The Plan issues loans to participants, which are secured by the vested balances in the participants’ accounts.  Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund.

9.                       PLAN TERMINATION

Although no participating employer has expressed any intent to do so, each participating employer has the right under the Plan to discontinue its contributions and to terminate the Plan, with respect to its eligible employees, subject to the provisions of ERISA. Additionally, Comcast Spectacor, L.P. has the right to terminate the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

10.                FEDERAL TAX CONSIDERATIONS

a.                       Income Tax Status of the Plan— The IRS made a favorable determination on the Plan through a letter dated July 8, 2013 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) subject to the adoption of an amendment which was adopted on July 18, 2013 and was effective on various dates, the earliest being January 1, 2002. As a result, the Plan remains exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and no provision for income taxes has been included in the Plan’s financial statements.

b.                       Impact on Plan Participants—Matching contributions and salary reduction contributions, as well as earnings on Plan assets, are generally not subject to federal income tax until distributed from a qualified plan that meets the requirements of Sections 401(a), 401(k) and 401(m) of the Code.

c.                        Evaluation of Tax Positions—The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

11.                NON EXEMPT PARTY-IN-INTEREST TRANSACTIONS

For the Plan years 2013, 2012, 2011, 2010 and 2009, the Company has not remitted certain participant contributions and loan repayments to the Trustee in a timely manner based on when the participant contributions and loan repayments were withheld from participant paychecks as required under Department of Labor Regulation §2510.3-102.

In February 2012, the Company filed IRS Form 5330 to report and pay an excise tax with respect to the 2010 and 2009 late remittances as required pursuant to Section 4975 of the Code. In addition, the Company submitted an application under the Voluntary Fiduciary Correction Program (VFCP) with the DOL and participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.  The Company has received confirmation that the IRS has accepted the Form 5330 filings and the DOL has approved the Company’s correction for 401k late contributions in 2010 and 2009.

The Company is in the process of filing IRS Form 5330 to report and pay an excise tax with respect to the 2013, 2012 and 2011 late remittances, and participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis. Such amounts are not material to the Plan’s financial statements.

COMCAST SPECTACOR 401(k) PLAN

FORM 5500, SCHEDULE H—PART IV—LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

EIN 23-2303756

PLAN #004

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	Mutual Funds (at fair value)
	EuroPacific Growth Fund - F Share	Mutual fund	$5,453,676
	Washington Mutual Investors Fund - F Share	Mutual fund	9,159,002
	Baron Growth Fund	Mutual fund	6,868,882
	Cohen and Steers Realty Shares	Mutual fund	2,137,345
	Dreyfus US Treasury Long Term Fund	Mutual fund	1,580,220
	Janus Balanced Fund	Mutual fund	7,086,107
	Wells Fargo Advantage Government Securities Fund	Mutual fund	6,437,179
	Royce Total Return Fund	Mutual fund	4,762,482
	Western Asset Gov’t Money Market Exchange Class A	Money Market	3,444,916
	T Rowe Price International Bond Advisor	Mutual fund	1,909,225
	Pru, Jenn Resources	Mutual fund	357,692
	Pimco Real Return	Mutual fund	851,724
	T Rowe Price Retirement Target Funds	Mutual fund	3,140,126
	Oppenheimer Developing Markets Fund	Mutual fund	7,491,312
	Jennison Mid Cap Growth Fund	Mutual fund	1,709,422
	Main Stay Large Cap Growth Fund	Mutual fund	12,435,110
	T Rowe Price Retirement Income Fund Advisor	Mutual fund	119,178
	Vanguard Total Intl Stock Index Fund Signal	Mutual fund	647,783
	Vanguard Emerging Mkts Stock Index Fund Signal	Mutual fund	186,869
	Vanguard Small-Capital Index Signal	Mutual fund	447,029
	Vanguard Growth Index Fund Ins	Mutual fund	981,333
	Vanguard 500 Index Fund-Signal	Mutual fund	3,119,367
	Vanguard Value Index Fund Ins	Mutual fund	1,056,259
	Vanguard Balanced Index Fund-Admiral shares	Mutual fund	229,119
	Vanguard Intermediate-Term Bond Index Fund	Mutual fund	116,710
	Vanguard Intermediate-Term Govt Bond Index	Mutual fund	394,487
	BlackRock Liquidity TempFund CM	Money Market	1,657
			82,124,211
	Stable Value Fund (at fair value)
*	ING Stable Value Fund	Stable Value fund	638,164

*	Comcast Stock Fund	Unitized stock fund	10,500,311

*	Notes receivable from participants (principal balance plus accrued but unpaid interest)	Interest rates from 4.25%-9.75%; maturities from 2014-2043	2,517,719

			$95,780,405

*         Represents a party-in-interest to the Plan.

Column (d) omitted as all investments are participant directed.

COMCAST SPECTACOR 401(k) PLAN

FORM 5500, SCHEDULE H—PART IV—LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012, 2011, 2010 AND 2009

EIN 23-2303756

PLAN #004

	Total that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected		Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51*

Participant Contributions Transferred Late to Plan for year ended 12/31/2013		$782,925	$	$	$

Participant Contributions Transferred Late to Plan for year ended 12/31/2012		$160,323	$	$	$

Participant Contributions Transferred Late to Plan for year ended 12/31/2011		$256,821	$	$	$

Participant Contributions Transferred Late to Plan for year ended 12/31/2010	$		$	$		$48,218

Participant Contributions Transferred Late to Plan for year ended 12/31/2009	$		$	$		$22,137

* Prohibited Transaction Exemption

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-101295 of Comcast Corporation on Form S-8 of our report dated June 26, 2014, relating to the financial statements and supplemental schedules of the Comcast Spectacor 401(k) Plan, appearing in this Annual Report on Form 11-K of the Comcast Spectacor 401(k) Plan for the year ended December 31, 2013.

/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 26, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMCAST SPECTACOR
401(k) PLAN

	By:	Comcast Corporation
June 26, 2014
	By:	/s/ Lawrence J. Salva
Lawrence J. Salva
Senior Vice President, Chief Accounting Officer
and Controller